Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on January 2, 2023, the board of directors of the Company, in accordance with the authorizations and approvals provided at the Company’s shareholders’ meeting held on April 26, 2022, authorized the payment by the Company of a cash dividend on or following January 9, 2023 (or on such other date or dates as may be determined in accordance with the applicable laws of the jurisdictions in which the relevant shares of the Company are listed) in the amount of Ps. 4,000,000,000.00, or Ps. 2,71243063173111 per share, with a face value of Ps. 1.00 being equivalent to 271,2431% of the Company´s outstanding capital stock according to the Company’s December 31, 2021 financial statements.

The Company will deduct from the anticipated payment of such cash dividend any amount, to the extant applicable, to be paid by the Company in respect of certain Personal Asset Taxes in accordance with the unnumbered article incorporated below article 25 of Law 23,966, incorporated by Law No. 25,585 (and its later modifications), for the fiscal year 2021 in its capacity as responsible substitute for the shareholders reached by the referred tax.

The distribution of any such dividends is not subject to the withholding set forth under articles 74, 97 and 193 of the Argentine Income Tax Law (in accordance with Decree 824/2019, as amended). The payment of any such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 95 of the applicable listing rules.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, in accordance with and on such date as is determined by the applicable rules and regulations of the jurisdiction in which such ADRs are listed (including any such regulations in place regarding the conversion of any portion of such dividend into foreign currency).

Autonomous City of Buenos Aires, January 2, 2023.

A. Enrique Pedemonte

Authorized Representative

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com